Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202. 220.8412 ericsimanek@eversheds-sutherland.us

January 24, 2025

VIA EDGAR

Bonnie Baynes

Michelle Miller

Jessica Livingston

Sonia Bednarowski

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	COtwo Advisors Physical European Carbon Allowance Trust

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-271910

Dear Mss. Baynes, Miller, Livingston and Bednarowski:

This letter sets forth responses to the written comments received in a letter dated May 9, 2024, regarding Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by COtwo Advisors Physical European Carbon Allowance Trust (the “Registrant”) on April 4, 2024 for the purpose of registering shares of the Registrant. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below are the comments and the Registrant’s response thereto.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary

The Trust, page 1

1.	Comment: Refer to your response to comment 3 that the Sponsor will determine the contents, manner and time of notice of any material Trust Agreement amendment, including to increase the Sponsor’s Management Fee and that “[s]uch notice may be provided on the Trust’s website, prospectus supplement, post-effective amendment or through a current report on Form 8-K and/or in the Trust’s annual or quarterly reports within a reasonable time of a material amendment.” Please revise to clarify whether the investors will receive any notification prior to a material amendment to the Trust Agreement and clarify that any material changes will be disclosed such that you satisfy your Exchange Act reporting obligations.

Response: The Registration Statement has been revised accordingly.

January 24, 2025

EUAs and the EUA Industry

Pricing of Allowances and Trading Volume, page 29

Comment: Refer to your response to comment 9. Please revise to describe the EEX policies regarding whether adjustments will be made to the EUA End of Day Index published and to disclose how the EEX evaluates its methodology. In addition, we note your disclosure that “[a]fter a Theoretical Price is determined, it is then validated against the actual market situation at the relevant time, if available.” Please revise to clarify what you mean by “relevant time.”

Response: The Registrant intends to value its EUA holdings using the end of day settlement price for the Daily EUA Future. Therefore, the disclosure regarding the calculation methodology of the EUA End of Day Index had been removed and the comment is no longer applicable.

Creation and Redemption of Shares, page 34

Comment: We note your revised disclosure on page 34 that “[f]or a creation or redemption in cash, the Sponsor shall arrange for the EUAs represented by the baskets to be purchased from, or sold to, a Liquidity Provider Selected by the Sponsor.” Please describe how the Sponsor selects a Liquidity Provider, identify the Liquidity Providers the Sponsor has selected and describe the material terms of the agreements with the Liquidity Providers. Also disclose whether any of the Liquidity Providers are affiliated with or have any material relationships with any of the Authorized Participants or the Sponsor.

Response: The Registration Statement has been revised accordingly.

Revision to Prior Response

We would like to revise our response to Comment 7 in the response letter dated January 16, 2024. We have reproduced the comment below. Our initial response explained why the EUA End of Day Index is an appropriate price to use to value the Trust’s EUA holdings because EEX is a “principal market” for EUAs for purposes of ASC 820. On account of comments received from the staff of the SEC’s Division of Trading and Markets during the consideration of the Exchange’s rule proposal pursuant to Section 19(b)(1) of the Exchange Act and Rule 19b-4 thereunder, the Trust has reverted to its original plan to use the end of day settlement price of the Daily EUA Future to value the trust’s EUA holdings. Below is a revised ASC 820 accounting analysis regarding the use of the Daily EUA Futures settlement price as established by ICE ENDEX to fair value EUAs.

January 24, 2025

Comment: Please provide your ASC 820 principal market accounting analysis that supports the belief you expressed in your response to prior comment 11 that the Daily EUA Futures price as established by ICE ENDEX represents the fair value of an EUA in accordance with ASC 820. That analysis should address, but not be limited to, the following:

●	Explain why you believe the Daily EUA Futures market is the principal market for the EUAs the trust will hold. In this regard, we note that ASC 820-10-35-6 requires use of the price in the principal market for the asset or liability being fair valued and that the asset you are measuring, EUAs, does not appear to be a futures contract.

●	Tell us if the Trust has access to the EEX spot market and if not, why. See ASC 820-10-35-6A.

●	By reference to the four types of markets defined in ASC 820, clarify for us to what type of market “OTC” refers and how it operates.

●	Explain how your principal market determination contemplates your disclosure on page 36 that the Trust will cause EUAs to be sold through dealers in OTC transactions or directly on the EEX, ICE Endex, and Nasdaq Oslo exchanges. See ASC 820-10-35-5A. As part of this explanation, clarify how you considered the fact that the Trust only transacts with Authorized Participants and what you mean when you state “the Trust will cause EUAs to be sold” in certain markets.

Response: Under ASC Topic 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between a willing buyer and a willing seller at the measurement date. Fair value is generally the amount that the Trust might reasonably expect to receive upon the current sale of an EUA. The fair value measurement assumes that the sale occurs in the principal market for the security, or in the absence of a principal market, in the most advantageous market for the security. If no market for the security exists or if the Trust does not have access to the principal market, the asset should be valued based on the sale occurring in a hypothetical market.

ASC 820 specifies a fair value hierarchy that prioritizes and ranks the level of observability of inputs used in determination of fair value. In accordance with ASC 820, these levels are summarized below:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities that the Trust has the ability to access.

Level 2:	Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments and similar data.

Level 3:	Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the Trust’s own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

January 24, 2025

A financial instrument is categorized within the ASC 820 valuation hierarchy based upon the lowest level of input to the valuation process that is significant to the fair value measurement. ASC 820-10-35-37A.

There is no single standard for determining fair value in good faith, as fair value depends upon the specific circumstances of each individual investment. Assessing the significance of a particular input to the fair value measurement requires judgment, and should consider factors specific to the asset or liability. There are no bright lines for determining significance. A reporting entity should develop and consistently apply a policy for assessing significance.

The Registrant believes that using the last settlement price for the Daily EUA Future is an appropriate method for determining fair value of the Trust’s EUAs in good faith. The Daily EUA Futures market functions as the “spot” market for EUAs. The purchase and sale of Daily EUA Futures is the functional and economic equivalent of transactions in spot EUAs. The settlement, functionality and economic outcome for a spot purchase on the EEX and a Daily EUA Future purchase on the ICE Endex are identical. Because the Daily EUA Future is physically settled through the delivery of one lot of EUAs to the purchaser of the Daily EUA Future, whether the Trust acquires an EUA through a transaction on the EEX or through the acquisition of a Daily EUA Future on ICE Endex, the Trust will acquire the same EUA on a T+1 basis. It is not possible for an acquirer to roll a same day futures contract to a later dated future, as each day it would expire and the market participant would end up holding physical EUAs. Therefore, Daily EUA Futures are identical instruments to spot EUAs.

The vast majority of secondary market trading of EUA instruments with daily expiry trades occurs in the ICE Endex Daily EUA Futures market. For the twelve-months ended September 30, 2024, the average daily trading volume of Daily EUA Futures on the ICE Endex was 3,829 contracts, representing 3,829,000 EUAs, whereas the average daily trading volume on the EEX was 146 round lots, representing 146,000 EUAs. Therefore, over that one year period, over 96% of all on-exchange secondary market trading of EUA instruments with daily expiry (which includes spot EUAs and Daily EUA Futures) occurred on the ICE Endex. In fact, during the twelve-months ended September 30, 2024, 0 EUAs were traded on EEX on five different trading days. Due to the extremely light volume transacted on the EEX, there is not always a bid or offer shown, and even when there is, it could be well away from the actual tradeable market being shown on the ICE Endex. For this reason, the EEX may use prices of the Daily EUA Futures as inputs for the calculation of its EUA End of Day Index if there are insufficient trades or orders on a certain day or if the Theoretical Price does not reflect the actual market situation. Therefore, between the two potential markets for EUA instruments with daily expiry, the ICE Endex Daily EUA Futures markets is the only one that can reliably provide an accurate price for spot EUAs.

Because the settlement price of the Daily EUA Future is an observable input, it is not a Level 3 input. In addition, the Daily EUA Future settlement price is an observable input for an identical instrument to a spot EUA, so it is a Level 2 input. There are no Level 1 inputs to use for valuing the Trust’s EUA holdings. Because of the relative lack of EUA trading on the EEX, that cannot be used as a reliable source of prices for spot EUAs. In addition, the Trust is not designed to operate as a commodity pool and the Sponsor is not registered as a commodity pool operator. Therefore, the Trust does not have access to the Daily EUA Futures market on ICE Endex. For these reasons, the Sponsor anticipates categorizing the Trust’s investment in EUAs as a Level 2 asset within the ASC 820 hierarchy, and the disclosure in the Registration Statement has been revised accordingly.

The purchase or sale of EUAs by the Trust are still separate and distinct transactions from the sale and redemption transactions in Trust Shares with Authorized Participants. The Trust does not sell EUAs to Authorized Participants; rather, the Trust sells its Shares to Authorized Participants. The Trust enters into the dealer market to transact with Liquidity Providers to buy and sell EUAs either in connection with cash creation and redemption transactions or to pay Trust expenses. The Trust expects the Liquidity Providers and Authorized Participants to transaction on ICE Endex to acquire the necessary EUAs to deliver to the Trust and to hedge its exposure. Because the ICE Endex functions as the spot market for EUAs, the Trust believes that it is the best reference for valuing the Trust’s EUAs.

Best regards,

/s/ Eric Simanek
Eric Simanek
202-220-8412
ericsimanek@eversheds-sutherland.us